

Mail Stop 7010

March 27, 2009

via U.S. mail and facsimile

James W. Griffith, President and Chief Executive Officer
The Timken Company
1835 Dueber Ave., SW,
Canton, OH 44706-2798

      RE: The Timken Company
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 26, 2009
              File No. 1-01169

Dear Mr. Griffith:

We have reviewed your response letter dated March 3, 2009 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. We have read your response to prior comment 1 and revised disclosure in your 2008 Form 10-K. We note your mobile industries segment accounted for 40% and 47% of total revenue for the years ended December 31, 2008 and 2007, respectively. Given the materiality of this segment to operations and liquidity we continue to believe additional disclosure would be useful to an investor. For example, in reaction to the expected 10 to 20 percent decline in sales in 2009, you reduced total employment levels and temporarily idled factories. However, you do not provide a discussion of the estimated cost savings or impact to liquidity. A discussion of actions taken by management that excludes a discussion of the benefits of those actions does not provide an investor complete information. We further note that you expect this decline in sales to be offset by improved pricing. However, you do not provide a robust discussion that describes the supporting factors that suggest you will be able obtain improved pricing in the current economic environment.   We continue to urge you to provide a thorough analysis of the impact of recent economic events and your considerations and potential

actions in sufficient detail to enable investors to view these circumstances through the eyes of management.

Critical Accounting Policies and Estimates, page 40

2. In your response to prior comment 10 in your letter dated December 22, 2008 you agreed to expand your disclosure on current scrap metal prices, current trends and future expectations of management, and how these factors affect inventory accounting and reported operations. We note that higher gross profit margins were partially offset by higher raw material costs and related LIFO expense of approximately $300 million, which represents 25% of gross profit. Given the materiality of LIFO gains and charges to your operating results we continue to believe additional disclosure would be useful to an investor's understanding of the factors that positively and negatively impact your inventory accounting and results of operations.

Goodwill, page 41

3. In future filings please expand your discussion of your critical accounting policies relating to goodwill to include the following:
   - Provide a description of your reporting units. Refer to paragraphs 30-31 of SFAS 142 for guidance.
   - Provide a description of each valuation method used to determine the fair value of your reporting units, the material assumptions used in the valuation method, and the sensitivity of those assumptions. For the discounted cash flows, such assumptions should include the discount rate used, projected revenue growth rates, and the operating profit margin, at a minimum. For a market approach, the assumptions might include the EBITDA multiple used and the nature of comparable companies or transactions.
   - For any reporting units in which the carrying value does not materially differ from its estimated fair value, state the carrying value of the reporting unit and the fair value of the reporting unit.

Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with an example of the disclosure you intend to provide in future filings.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief